

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 14, 2009

<u>Via U.S. mail and facsimile</u>

Ms. Geraldine Gugol
CEO & CFO
Axius, Inc.
128 Seagull Avenue, Baybreeze Exec Village
Taguig City, Phillippines

        RE: Form 10-K for the fiscal year ended October 31, 2008
                Form 10-Q for the period ended January 31, 2009
                  File No. 333-147276

Dear Ms. Gugol:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief